                                                     Filed Pursuant to
                                                     Rule 424(b)(3)
                                                     Registration Statement
                                                     No. 333-45774

               SUPPLEMENT TO HUNAPU INC. RECONFIRMATION PROSPECTUS
                            DATED APRIL 8, 2003

         On May 8, 2003, InforMedix Acquisition Corp. merged with and into Hunapu Inc. pursuant to the Agreement and Plan of Reorganization dated February 7, 2003. Hunapu was the surviving entity and changed its name to InforMedix Holdings, Inc., a Nevada corporation ("InforMedix" or the Company").

         Following the merger, John Francis, the sole officer and director of the Company resigned. Pursuant to the terms of the merger agreement prior to the effective time of the merger the following persons were elected to the offices of the Company set forth opposite their respective names:

         Name                            Offices
         ----                            -------
         Bruce A. Kehr                   Chief Executive Officer
         Janet Campbell                  President and Chief Operating Officer
         Arthur Healey                   Chief Financial Officer, Treasurer
         Robert Benson                   Secretary

         Prior to the effective time the Board of Directors of the Company was elected to consist of Bruce A. Kehr, Rhonda B. Friedman, Harris Kaplan, Bert W. Wasserman and Douglas G. Watson, each to hold office, subject to the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation, until the next annual meeting of stockholders of the Surviving Corporation or such member's death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Company.

         The certificate of incorporation and by-laws of the Company, as amended, shall continue to be the certificate of incorporation of InforMedix Holdings, Inc. The merger agreement was approved by: (a) 86.3% in interest of the stockholders of Hunapu at a special meeting of stockholders held on April 18, 2003, and (b) 52.7% in interest of the stockholders of InforMedix by a written consent in lieu of a meeting of stockholders. At the special meeting of stockholders of Hunapu, the stockholders also approved an amendment to the Company's certificate of incorporation to provide for 4,500,000 shares of blank check preferred stock which may be issued from time to time by the Board of Directors without further shareholder approval; and the adoption of the Hunapu, Inc. 2003 Stock Incentive Plan, a copy of which has been filed as an exhibit with the SEC. The total number of shares available for issuance under the plan is currently 1,250,000 shares of common stock although it is expected to increase to 3 million shares based on performance criteria and approval by the Company's shareholders, compensation committee and underwriter or placement agent. As of the date hereof, all 1,250,000 options have been granted, one-third of which vest on December 31, 2003 and are held by officers, directors and advisory board members.

         On June 23, 2003, the Board of Directors of the Company approved a 1-for-2 reverse split of the Company's common stock in accordance with Nevada Revised Statutes ss. 78.207, pursuant to which every two issued and outstanding shares of common stock shall be converted into one share of common stock, and every two authorized shares of common stock and preferred stock shall be converted into one share of common stock and preferred stock, respectively. The effective date and time of the reverse split is June 30, 2003, upon filing an officer's certificate in the office of the Nevada Secretary of State. As a result of the reverse split, all shares of Common Stock underlying options and warrants of the Company are issuable on the basis of one share for every two shares currently issuable. All share references in this supplement give retroactive effect to the reverse split.

         As described in footnote (8) to the Principal Stockholders table on page 82 of the prospectus, prior to the effective date of the prospectus, Hughes Holdings, LLC ("Hughes") assigned an aggregate of 759,000 shares of common stock and Class A Warrants to purchase 253,000 shares of common stock, for services rendered to Hughes and affiliates of Hughes and/or as gifts, to the following eight persons in the respective amounts. None of the assignees have an affiliation with the Company. All of these securities were purchased by Hughes in the Company's Rule 419 initial public offering and are unrestricted. The securities were held in escrow until the merger was completed on May 8, 2003 and then transferred.

                                                        Amount and Nature
                                                          Of Beneficial            Percentage of Shares
         Name of Stockholder                                Ownership             Beneficially Owned (1)
         -------------------                                ---------             ----------------------

         Hughes Holdings, LLC                              199,334 (2)                     2.7%
         Spruce Goose Funding, LLC                         233,334 (3)                     2.5%
         Saudry, LLC                                        66,667 (4)                     0.7%
         Rafaella Scala                                     26,667 (5)                     0.3%
         Old Westbury Hebrew Congregation                   26,667 (5)                     0.3%
         First Global Services Corp.                        33,334 (6)                     0.4%
         J.D. Lauren, Inc.                                 199,334 (2)                     2.7%
         Oceanic Consulting                                 26,667 (5)                     0.3%
         Roan/Meyers Associates, L.P.                      349,334 (7)                     3.8%

(1) Based on 9,165,585 shares of common stock issued and outstanding as of June 30, 2003, after giving effect to the above-described one-for-two reverse stock split. Each beneficial owner's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the base number of outstanding shares, increased to reflect the beneficially-owned shares underlying options, warrants or other convertible securities included in that person's holdings, but not those underlying shares held by any other person.
(2)      Includes 62,334 shares issuable upon exercise of Class A Warrants.
(3)      Includes 58,334 shares issuable upon exercise of Class A Warrants.
(4)      Includes 16,667 shares issuable upon exercise of Class A Warrants.
(5)      Includes 6,667 shares issuable upon exercise of Class A Warrants.
(6)      Includes 8,334 shares issuable upon exercise of Class A Warrants.
(7)      Includes 87,334 shares issuable upon exercise of Class A Warrants.

         The Company has appointed North American Transfer Co. as its transfer agent and warrant agent. The transfer agent is located at 147 W. Merrick Road, Freeport, N.Y. 11520; (516) 379-8501.

         The Company's Common stock has been approved for trading by the NASD Over-The-Counter Bulletin Board under the symbol "IFMX".

         PURSUANT TO RULE 174(G) UNDER THE SECURITIES ACT OF 1933, UNTIL AUGUST 7, 2003 (90 DAYS FROM THE DATE FUNDS AND SECURITIES WERE RELEASED FROM ESCROW PURSUANT TO RULE 419), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO A DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO AN UNSOLD ALLOTMENT OR SUBSCRIPTION.


CHANGES IN THE COMPANY'S CERTIFYING ACCOUNTANT.

         InforMedix has appointed Bagell, Josephs & Company, LLC ("Bagell Josephs") as its new independent public accountant and terminated its engagement of Lazar Levine & Felix LLP ("Lazar") as its independent public accountant, effective with respect to the Company's fiscal year ending December 31, 2003. This change in independent public accountant was approved by the Board of Directors of the Company on June 23, 2003, upon the recommendation of the audit committee.

         The audit reports of Lazar on the financial statements of the Company and its subsidiaries as of and for the fiscal years ended December 31, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles, other than to contain an explanatory paragraph as to the Company's ability to continue as a going concern.

         During the Company's two most recent fiscal years and through the date of this Prospectus, there were no disagreements between the Company and Lazar, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Lazar's satisfaction would have caused Lazar to make reference to the subject matter of the disagreement(s) in connection with its reports.

         During the Company's two most recent fiscal years and through the date of this Prospectus, the Company did not consult with Bagell Josephs with respect to any matters or reportable events listed in Item 304(a)(2)(i) and (ii) of Regulation S-B. Bagell Josephs was the independent public accountant of InforMedix Acquisition Corp. prior to its merger with the Company.

Dated July 29, 2003